August 13, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that US Foods, Inc. (“US Foods”) has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarterly period ended June 29, 2013, which was filed with the Securities and Exchange Commission on August 13, 2013. US Foods has made such disclosure based on information provided by its affiliates, Clayton, Dubilier & Rice, LLC, and not due to the business activities conducted by US Foods.

Very truly yours,

/s/ Juliette W. Pryor
Juliette W. Pryor
Executive Vice President, General Counsel, and Chief Compliance Officer
US Foods, Inc.